November 15,
2019


Brian Stallworth, Esquire
Transamerica Life Insurance Company
Office of the General Counsel
4333 Edgewood Road, NE
Cedar Rapids, IA 52499

       RE:    Transamerica Life Insurance Company
              Separate Account VA B
              Initial Registration Statements on Form N-4
              (File Nos 333-233812 and 811-06032)
              (File Nos 333-233836 and 811-06032)
              (File Nos 333-233837 and 811-06032)
              (File Nos 333-233838 and 811-06032)
              (File Nos 333-233839 and 811-06032)

              Transamerica Financial Life Insurance Company
              Separate Account VA BNY
              Initial Registration Statements on Form N-4
              (File Nos 333-233817 and 811-08750)
              (File Nos 333-233840 and 811-08750)
              (File Nos 333-233841 and 811-08750)
              (File Nos 333-233842 and 811-08750)
              (File Nos 333-233843 and 811-08750)

Dear Mr. Stallworth:

        The staff has reviewed the above-referenced initial registration statements for
Transamerica Life Insurance Company and Transamerica Financial Life Insurance Company
(together "Transamerica"), which the Commission received on September 18, 2019 and
September 19, 2019. Unless indicated otherwise, comments and page numbers refer to the registration statement of the Transamerica B-Share Variable Annuity filed on EDGAR (File No.
333-233836). Based on our review, we have the comments noted below. Unless otherwise indicated, our comments apply to the other registration statements to the extent applicable.

General

1. Please confirm that the EDGAR series/class identifiers will be revised appropriately prior to effectiveness of the registration statements to reflect the policy name disclosed on the cover page of the prospectus.
 Brian Stallworth, Esquire
November 15, 2019

2. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of Transamerica's guarantees under the policy or whether Transamerica will be solely responsible for payment of policy benefits.

3.    Please update all blanks and bracketed language as appropriate.

Rate Sheet Prospectus Supplements

4. As this is an initial registration statement and an initial Rate Sheet Prospectus Supplement
      ("Rate Sheet"), please delete the sentence that states: "This Rate Sheet Prospectus
      Supplement replaces and supersedes any previously issued Rate Sheet Prospectus
      Supplement(s), and must be used in conjunction with the above effective variable annuity prospectuses, as amended."

5.    To avoid investor confusion, please also delete the sentences that state:
"The Rate Sheet
      Prospectus Supplement applicable to your policy will be included with your prospectus.
      Please work with your financial professional or visit www.transamerica.com to confirm the current rates." Instead, please include disclosure on the cover page of the prospectus similar to the following: "WHEN DELIVERED IN CONNECTION WITH THE SALE
      OF A NEW _____ POLICY, THIS PROSPECTUS MUST BE ACCOMPANIED BY THE APPLICABLE RATE SHEET SUPPLEMENTS THAT SPECIFIES THE CURRENT
      [specify terms]."

6. With respect to each Rate Sheet, please be consistent in the ordering of the listed items included in the Rate Sheet in the narrative and the following disclosure (e.g., the narrative lists "premium and rebalance allocation requirements" first, but the first item described is the "Rider Fee"). In addition, the terms used in the narrative should be the same as the headings.

Prospectus

7. Table of Contents. With respect to the fourteen appendixes, please consider using a labeling system such as "Appendix A," "Appendix B" etc. and re-numbering the appendix pages "A-1," "A-2," and "B-1," "B-2," etc. to help readers locate them in the prospectus.

8.    Glossary of Terms.

      a. Please capitalize defined terms throughout the prospectus.

      b. Please delete the term "market day," as it has been replaced by the term "business day."

      c. Transamerica I-Share II Variable Annuity.

           i. Please revise the definition of "cash value" by removing the reference to any applicable surrender charge.



                                                 2
 Brian Stallworth, Esquire
November 15, 2019

           ii. The term "free amount" does not appear in the prospectus other than in the examples. If a "free amount" is available under this contract, please revise the disclosure throughout as applicable to reference and describe this benefit.

          iii. Please exclude all definitions that do not relate to a rider or benefit offered by this policy (e.g., nursing care).

9. Introduction - Choose Between Qualified and Non-Qualified (p. 3). Please provide a plain
      English definition of "qualified" and "non-qualified" in a footnote to the table.

10.   Introduction   Choose Optional Guaranteed Benefits (If Desired) (p. 3).

      a. Please include a brief parenthetical description of each benefit identified in the table.

      b. In the Transamerica Principium IV Variable Annuity, please explain to the staff the reference to "C-Share Rider" or delete.

11.   Fee Table and Expense Examples (pp. 2-3).

      a. With respect to the Transfer Fee, Special Service Fee and Annual Service Charge, the
         maximum charge (e.g., $10 or $50 respectively) should be reflected in the fee table.

      b. Please include, in parenthesis, the basis on which each "Optional Separate Account
         Expense" charge is calculated.

      c. With respect to the "Optional Death Benefit Riders" heading, please include a parenthetical clarifying that only one of the Optional Death Benefit Riders may be elected.

      d. Please include, in parenthesis, the basis on which the "Additional Benefits available with Retirement Income Choice 1.7 Rider" charges are calculated.

      e. In footnote (*), please revise the second sentence as follows: "Your rider fee percentage will not exceed the maximum fee percentage in effect when you purchased the rider shown in this table.

12.   Notes to Fee Table and Expense Examples (pp 4-5).

      a. Please show the Notes that apply to the fee table separately from the Notes applicable to the expense examples.

      b. Special Service Fee. The Note states that the Company may deduct a charge for special services. Please clarify whether the Company currently charges special service fees.
         Also, please clarify whether the fee varies based on the type of service. Please also identify the "customer initiated changes" that the Company considers to be "special services."


                                                   3
 Brian Stallworth, Esquire
November 15, 2019

      c. Annual Service Charge. The Note states that the annual service charge is assessed on
         "each policy anniversary" and "at the time of surrender." However, the following table includes captions for a "Maximum Annual Service Charge" and a "Service Charge at
         time of issue." Please resolve the apparent inconsistency.

      d. Separate Account Annual Expenses. In the Transamerica Principium IV Variable
         Annuity, please explain to the staff the reason for omitting the footnote describing the
         Fund Facilitation Fee.

13. Condensed Financial Information. Please confirm supplementally that condensed financial information has not been provided for any subaccount offered under the contracts being registered because no such subaccount has commenced operations as of the date of the prospectus. Alternatively, if any subaccount has been previously made available under any other contract offered through the same separate account (e.g., the other contract has the same underlying fund option and the same total separate account expense), then please include the accumulation unit values and the number of accumulation units outstanding for each such subaccount from the date of its inception (or for ten years, if less) in the
      registration statement. See Instruction 1 to Item 4(a) of Form N-4.. Please revise
      Appendix   Condensed Financial Information (p. 100) as appropriate.

14. Static Allocation (p. 9). Please briefly describe each Static Allocation strategy and specify where more information about the strategies can be obtained (e.g., 10% to Fund X, 20% to
      Fund Y, etc.). In addition, if a Static Allocation is closed (rather than terminated), please disclose, if true, that amounts allocated to a closed subaccount will remain in such subaccount until reallocated by the owner.

15. Addition, Deletion, or Substitution of Investment Options (p.9). With respect to the
      Transamerica Advisory Annuity, the sixth sentence of the second paragraph states: "If we do not receive additional instructions, any subsequent premium payments, or transfers into a closed subaccount will be re-allocated to the remaining available investment options according to the investment allocation instructions you previously provided." Please clarify whether this includes Dollar Cost Averaging transactions or asset rebalance programs transactions.

16. The Fixed Account (p. 10). In the last sentence of the first paragraph of this section, please revise to state that "[d]isclosures relating to interests in the general account "are," rather than "may be" subject to certain generally applicable provisions of the federal securities laws...."

17. Transfers (p.11). Please highlight the parenthetical note regarding limits on fixed account transfers in bold. Please also highlight the first sentence of the "Additional Restrictions"
      subsection in bold.

18. Transfers - Transamerica I-Share II Variable Annuity (p. 11). The disclosure states:
      "In general, each transfer from a subaccount must be at least $500, or the entire subaccount value." Please explain to the staff why the language "or the entire subaccount value" is included or delete the language.
                                                 4
 Brian Stallworth, Esquire
November 15, 2019


19. Surrender Charges (p. 14). The prospectus refers to a partial surrender of cash value as a
      "withdrawal" and all of the cash value as a "surrender." Please be consistent in the use of this terminology throughout the prospectus.

20. Fund Facilitation Fee (p.16). In the Transamerica Principium IV Variable Annuity, please explain to the staff why the Fund Facilitation Fee disclosure has been omitted.

21.   Access to Your Money (pp. 18-20).

      a. Surrender and Withdrawals - Transamerica I-Share II Variable Annuity. Please include description of the "Maximum Advisory Fee Amount" and "Advisory Fee Withdrawal
         Maximum Percentage" referenced in "Appendix   Advisory Fee Withdrawal
         Examples."

      b. Excess Interest Adjustment. The disclosure states: "The excess interest adjustment may vary for certain policies and may not be applicable for all policies." Please explain why this statement is applicable to policies issued under a new registration statement or delete.

22.   Annuity Payments (The Income Phase) (p. 20).

      a. All material state variations with respect to the annuity commencement date should be disclosed in the prospectus.

      b. In the case of the life income with no period certain options, please specify what happens if the annuitant or both joint annuitants (in the case of a joint and survivor annuity) die before the due date of the first annuity payment.

      c. The disclosure notes, "all benefits (including guaranteed minimum death benefits and living benefits) terminate upon annuitization." Please explain supplementally how the various guaranteed minimum living benefits offered in this registration statement are guaranteed "lifetime" benefits if they terminate upon annuitization (i.e., the policy does not provide for the greater of the rider withdrawal amount or the annuity payment on the Annuity Date). We note that on page 53, and elsewhere, the disclosure states that if an owner has reached the maximum annuity commencement date, he/she may choose an annuitization option that guarantees lifetime payments in an amount equal to the rider withdrawal amount. Why is this option not available for an annuitization made before the maximum annuity commencement date?

      d. The disclosure notes that variable annuity payments can vary depending on the assumed investment rate. Please provide an example to demonstrate the magnitude of the change that can occur if the return is less than and more than the assumed investment rate.

23.   Annual Step-Up Death Benefit   Designated Investment Options (p. 24). The
disclosure
      notes that all policy value must be allocated to one or more designated investment options.
                                                 5
 Brian Stallworth, Esquire
November 15, 2019

      In light of the potentially adverse consequences of an improper allocation, the Company should either provide notice and opportunity to cure if an owner makes an improper election, or have systems in place that prevent an unauthorized allocation or transfer as suggested in the disclosure relating to the Retirement Income Max 1.2 - Termination (p.
      62).

24. Return of Premium Death Benefit (p. 25). The disclosure states: "The Guaranteed
      Minimum Death Benefit may vary for certain policies and may not be available for all policies, in all states, at all times or through all financial intermediaries. We may discontinue offering a guaranteed minimum death benefit at any time for new sales." This or similar language noting that the rider benefits "may vary for certain polices" appears throughout. Please explain supplementally how this language is applicable to the new policies offered in this registration statement. Further, please clarify what is meant by new sales (e.g., new policy purchases or elections by existing policy owners after issue). Please clarify this type of disclosure throughout.

25. Adjusted Withdrawal (p. 25). According to the disclosure, the formula used to calculate the adjusted withdrawal amount is "adjusted withdrawal = (amount of the gross withdrawal
      * value of the current death proceeds immediately prior to the gross withdrawal) / policy value immediately prior to the gross withdrawal." Please reconcile with the formula
      referenced in "Appendix   Death Benefit."

26. Unemployment Waiver (p. 37). Please clarify how long the Unemployment Waiver can remain in effect.

27. Guaranteed Lifetime Withdrawal Benefits (p. 39). In the introduction, please add highlighted disclosure stating that (i) there are investment restrictions associated with these benefits that can limit participation in market gains, (ii) withdrawals taken in excess of the prescribed limits (rider withdrawal amount) will reduce the amount of the benefit and may eliminate the benefit altogether, if the amount of the excess withdrawal exceeds the policy value at the time of the withdrawal, (iii) the fee for the rider will not be reduced for any investment losses to policy value and, in fact, may be increased if there are withdrawals taken in excess of rider withdrawal amount, and (iv) withdrawals taken while contract value is greater than zero are withdrawals of the Owner's own money (not the Company's).
      Please also ensure that the introduction to each of the withdrawal benefits sections highlight these points as well.

28. Guaranteed Lifetime Withdrawal Benefit Comparison Table (p. 40). The benefit summary for each rider notes that the withdrawal benefit provides for a series of payments from the
      Company "if necessary." Please revise to summarize briefly in the table when those payments would be triggered, instead of simply saying "if necessary." Please also add a new row that summarizes how both excess withdrawals and withdrawals within the rider withdrawal amount reduce the amount of the withdrawal benefit.




                                                  6
 Brian Stallworth, Esquire
November 15, 2019

29.   Transamerica Principal Optimizer   Summary (pp. 42-43).

            a. In the eighth "Please Note" bullet point (and elsewhere), please describe the circumstances under which deductions for excess withdrawals will be on more than a dollar for dollar basis.

            b. With respect to the Transamerica Axiom III Variable Annuity, please confirm that withdrawals up to the rider withdrawal amount are not subject to an excess interest adjustment. We note the Access Rider disclosure states an excess interest adjustment applies to withdrawals up the rider withdrawal amount. This comment is also applicable to the Retirement Income Max 1.2 Rider, Retirement Income
               Choice 1.7 Rider, and Retirement Income Edge 1.2 Rider.

30. Transamerica Principal Optimizer - Guaranteed Minimum Accumulation Benefit (pp 44-
      45).

      a. Guaranteed Future Value. According to the disclosure, after the guaranteed future value date, the guaranteed future value equals zero unless an optional reset is chosen.
         Please explain that this means that the rider will terminate and there will be no more guaranteed future value adjustment, unless an optional reset is chosen.

      b. Optional Reset. Please clarify in plain English how the optional reset works.

31.   Transamerica Principal Optimizer - Rider Withdrawal Amount (p. 46).

      a. Please specify what "additional information" will be included in the applicable Rate
         Sheet Supplement.

      b. For qualified policies, if true, please consider adding a bullet stating: "If any of the above are not true, then the minimum required distribution is equal to zero and it is not available as a rider withdrawal amount."

      c. Transamerica I-Share II Variable Annuity. Because the policy does not impose a surrender charge, please delete throughout the prospectus the sentence, which states
         "Surrender charges may apply if your rider withdrawal amount exceeds your surrender charge free amount." (e.g., disclosure applicable to the Retirement Income Max 1.2
         Rider, Retirement Income Choice 1.7 Rider, and Retirement Income Edge
1.2 Rider).

32.   Transamerica Principal Optimizer   Rate Sheet Prospectus Supplement (p.
47). Please
      disclose that all superseded Rate Sheet Supplements applicable to contracts issued under this registration statement may be found in an appendix to the prospectus. This comment is also applicable to the "Rate Sheet Prospectus Supplement" sections for Retirement Income
      Max 1.2 Rider, Retirement Income Choice 1.7 Rider, and Retirement Income Edge 1.2
      Rider.




                                                 7
 Brian Stallworth, Esquire
November 15, 2019

33.   Retirement Income Max 1.2   Summary (pp. 55). In the fifth bullet point,
after the first
      sentence, please consider adding: "The investment options are categorized within designated investment groups, each of which may have a different fees and charges."

34.   Retirement Income Max 1.2 - Withdrawal Base Component Adjustments (p.
59). If
      applicable, at the end of the first paragraph, please insert "The effect of an excess withdrawal is magnified if the policy value is less than the withdrawal base component."

35. Retirement Income Max 1.2 - Termination (p. 62). According to the eighth bullet point, the rider can terminate upon "the date any of your policy value is not invested in one of the
      Designated Investment options." Please explain how this is possible in light of earlier disclosure stating that a policy owner cannot make impermissible allocations before terminating the rider.

36.   Retirement Income Choice 1.7   Summary (p. 63). The disclosure notes,
"any withdrawal
      will reduce your rider death benefit (if applicable)." This disclosure should also be noted
      in the Transamerica Principal Optimizer Rider, Retirement Income Max 1.2 Rider, and
      Retirement Income Edge 1.2 Rider.

37.   Retirement Income Choice 1.7   Rider Withdrawal Amount (p. 65). If
applicable, please
      add a bullet stating: "We will not refund charges that have been paid up to the point of terminating the policy or receiving annuity payments."

38. Retirement Income Choice 1.7 - Additional Options (p. 68). The disclosure states: "The rider fee will be disclosed in a Rate Sheet Prospectus Supplement which may be amended from time to time by us." Please delete the phrase "which may be amended from time to time by us" as the Company may not change the rider fee (other than pursuant to an automatic step-up or an optional reset) after the contract has been issued.

39.   Retirement Income Choice 1.7 - Termination (p. 72).

      a. According to the disclosure, the rider will terminate upon the date the Company receives written notice requesting termination or "manual reset of the rider." This is the only reference to a "manual reset" in the prospectus. Please clarify whether a "manual reset" is possible under the rider.

      b. Please clarify whether the policy will terminate if policy value is not allocated 100% to one or more of the designated investment options.

40. Transamerica Income Edge 1.2 - Rider Withdrawal Amount (p. 76). If true, please consider adding the following bullet points:

          Any amount withdrawn in a rider year (including any surrender charge or excess interest adjustment) in excess of the rider withdrawal amount is an excess withdrawal.

          We will not refund charges that have been paid up to the point of terminating the policy or receiving annuity payments.
                                                 8
 Brian Stallworth, Esquire
November 15, 2019


41.   Transamerica Income Edge 1.2   Termination (p. 82). Please add a bullet
point, if true,
      stating the rider will terminate upon "the date an excess withdrawal reduces your policy value to zero."

42.   State Variations (p. 82).

      a. In terms of organization, please separately identify each state variation by topic (e.g., right to cancel, rider availability, etc.)

      b. According to the disclosure, state variations are subject to change without notice and additional variations may be imposed as specific states approve new riders. Please clarify that the Company will amend the registration statement in the event of any such changes.

43. State Variations - California (p. 82). California owners of the Transamerica Income Edge
      1.2 rider and Transamerica Principal Optimizer rider, age 60 or above have the option to allocate the initial premium payment to the stable account as permitted in the applicable
      Rate Sheet Prospectus Supplement and the remaining premium to the money market portfolio. Please explain to the staff the legal basis for allocating the initial premium payment to the stable account during the free look period. Also, please explain to the staff why this is applicable to only owners of the Transamerica Income Edge 1.2 rider and
      Transamerica Principal Optimizer rider.

44.   State Variations   New York: Transamerica I-Share II Variable Annuity (p.
83). Please
      remove reference to the "Unemployment Waiver," as this feature is not available under the policy.

45. Voting Rights (p. 85). If relying on a mixed and shared order, please disclose that shares owned by the insurance company and its affiliates will also be proportionately voted.

46. Information About Us (p. 87). The disclosure states: "All obligations arising under the policies, including the promise to make annuity payments, are general corporate obligations of ours." Please add "and subject to our claims paying ability."

47. Distribution of the Policies (p. 89). With respect to the Transamerica Advisory Annuity, the Company may pay promotional incentives or payments in the form of cash or non-cash compensation or reimbursement to some, but not all, financial intermediaries and their representatives. According to the disclosure, "these arrangements are described further below." However, there is nothing in the disclosure addressing this subject. Please revise the disclosure as needed.

48.   Appendix   Designated Investment Options (pp. 95-97). The table
identifies the
      Designated Investment Options available for use with the Return of Premium Death
      Benefit, Annual Step-Up Death Benefit, Retirement Income Max 1.2 Rider and Retirement
      Income Choice 1.7 Rider. Retirement Income Choice 1.7 Rider indicates Designated

                                                  9
 Brian Stallworth, Esquire
November 15, 2019

      Investment Options by Group A, B or C rather than by subaccount. However, it appears only Group A is available as a Designated Investment Option. Please explain to the staff why this is the case. Also, please describe the differences between Groups A, B and C in the prospectus.

49.   Appendix   Guaranteed Lifetime Withdrawal Benefit Transamerica Principal
Optimizer
      and Transamerica Income Edge Riders   Rebalancing Examples (p. 108). The
tables
      included in this appendix are a little confusing visually. Consider including bolded headings for the Select Investment Options and Flexible Investment Options. As currently formatted, it appears the non-bolded indented sub-headings relate to the Stable Account and Select Investment Options rather than the Select Investment Options and Flexible
      Investment Options.

Part C

50. Please replace "forms of" exhibits with actual copies of the agreements when they are available.

Financial Statements

51. Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

                   *        *    *       *       *      *       *       *
*

       We note that portions of the filings are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

       Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statements.

       Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filings in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

       In closing, we remind you that the Companies and their management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                                                10
 Brian Stallworth, Esquire
November 15, 2019

      We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

       Should you have any questions regarding this letter, please contact me at (202) 551-6765 or cowanm@sec.gov.

                                                      Sincerely,

                                                       /s/ Mark Cowan

                                                      Mark Cowan
                                                      Senior Counsel



Cc: Sally Samuel
    Harry Eisenstein




                                                11